Exhibit 99.1

ATTUNITY REPORTS THIRD QUARTER 2011 RESULTS
- - -
License Revenue Increases 103% Year-Over-Year

Burlington, MA–October 25, 2011 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration, reported today its unaudited financial results for the quarter ended September 30, 2011.

Financial Highlights:
•	License revenues increased 103% to $1.75 million in the third quarter of 2011, compared to $0.86 million for the same period last year
•	Total revenues increased 57% to $3.45 million in the third quarter of 2011, compared to $2.20 million for the same period last year
•	Non-GAAP Net Income increased to $456,000 in the third quarter of 2011, compared to $114,000 for the same period last year

Recent Operational Highlights:
•	Completed the acquisition of RepliWeb, a leading provider of enterprise file replication and managed file transfer technologies
•
Received payments of $3.55 million under OEM agreements with Microsoft for delivery of CDC and ODBC components; Approximately half of these payments are recognized in the second half of 2011 and the remainder will be recognized ratably over 2012.

•	Launched Attunity Replicate, a high-performance data replication software

“I am pleased with our continued growth and our completion of several key milestones during the quarter, which have advanced our position as a leading provider of real-time data integration for the enterprise environment and Cloud computing. This includes the acquisition of RepliWeb, which significantly expands our data replication capabilities and our cloud offering with its fast load technology. The expansion of our business and product offering has properly positioned the Company for rapid revenue growth and profitability” said Shimon Alon, Chairman and CEO of Attunity.

“The third quarter results were driven by strong software license and maintenance revenues, which increased by approximately 103% and 27%, respectively, compared to the same period last year. In addition, Non-GAAP operating income for the third quarter of 2011 increased by 168% compared to the same period last year.

"During the next few months, we plan to introduce an advanced data replication platform for the ‘Big Data’ and Cloud replication, using our new Repliweb capabilities, which platform is expected to further drive our growth," concluded Mr. Alon.

Total revenues for the third quarter of 2011 increased 57% to $3.45 million, compared to $2.2 million in the third quarter of 2010.

Net operating income (loss) for the third quarter of 2011 was ($407,000), compared to ($133,000) for the same period of 2010. Non-GAAP net operating income for the third quarter of 2011 was $620,000, compared to $231,000 for the same period last year. Non-GAAP net operating income for the third quarter of 2011 excludes equity-based compensation and amortization of software development costs of $163,000 compared to $364,000 for the third quarter of 2010 as well as $864,000 in expenses and amortization related to the acquisition of RepliWeb (see footnotes 1,2 and 3  at the end of this release).

Net income (loss) for the third quarter of 2011 increased to ($792,000), or ($0.02) per share, from ($188,000), or ($0.01) per share, in the third quarter of 2010. Net income for the third quarter of 2011 was negatively impacted primarily by $1,172,000 in expenses and amortization associated with the acquisition of RepliWeb. Non-GAAP net income (loss) for the third quarter of 2011 was $456,000 compared to $114,000 for the same period last year. Non-GAAP net income for the third quarter of 2011 excludes $1,172,000 in expenses and amortization related to the acquisition of RepliWeb as well as equity-based compensation expenses and amortization of software development costs net of capitalization and expenses associated with the revaluation of conversion features related to the Company’s convertible debt and outstanding warrants (see footnotes 1, 2, 3, 4 and 5 at the end of this release).

Cash and cash equivalents were $6.3 million as of September 30, 2011, compared to $1.9 million as of June 30, 2011. The increase of approximately $4.4 million is attributable to the acquisition of RepliWeb and includes $4.2 million that has been paid to RepliWeb’s shareholders following the end of the third quarter, in October 2011.

Shareholders' equity was $4.2 million as of September 30, 2011 compared to $2.5 million as of June 30, 2011. The increase is mainly due to the issuance of approximately 4.0 million shares as part of the consideration to RepliWeb’s shareholders. This increase was partially offset by a net loss of ($792,000).

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

About Attunity

Attunity is a leading provider of real-time data integration software that enables access, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our offering includes software solutions such as data replication, real-time change data capture (CDC) and real-time data connectivity, as well as enterprise file replication and managed-file-transfer (MFT) offered through our RepliWeb division. Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), net operating income (loss) and net income (loss) per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisition of RepliWeb,non-cash equity based compensation charges in accordance with ASC 718, non-cash capitalization and amortization of software development costs in accordance with ASC 985-20 and non-cash financial expenses such as revaluation of  conversion features related to its convertible debt and outstanding warrants in accordance with ASC 815-40 (affected, among other factors, by changes in Attunity‘s share price). Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss future growth of revenues and profitability, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; our liquidity challenges and the need to raise additional capital in the future; market acceptance of the Attunity Replicate and the development of a market for such product; timely availability and customer acceptance of Attunity’s new and existing products; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #

© 2011 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.
For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2011

U.S. DOLLARS IN THOUSANDS

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2011	2010
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$6,339	$872
Restricted cash	438	224
Trade receivables (net of allowance for doubtful accounts of $30 at September 30, 2011 and $15 at December 31, 2010)	1,246	1,201
Other accounts receivable and prepaid expenses	616	190

Total current assets	8,639	2,487

LONG-TERM ASSETS:
Other long term Assets	72	61
Severance pay fund	2,628	1,323
Property and equipment, net	379	205
Intangible Assets ,net	3,369	496
Goodwill	11,653	6,133

Total long-term assets	18,101	8,218

Total assets	$26,740	$10,705

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands excpt share data

	September 30,	December 31,
	2011	2010
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term payable on account of acquisition	$4,170	$-
Current maturities of long-term convertible debt	1,255	245
Current maturities of long-term debt	370	1,014
Trade payables	829	220
Deferred revenues	6,332	2,048
Employees and payroll accruals	1,544	844
Accrued expenses and other current liabilities	2,077	759

Total current liabilities	16,577	5,130

LONG-TERM LIABILITIES:
Earn out liability , presented at fair value	1,602	-
Long-term convertible debt	377	1,571
Other long-term debt	190	90

Warrants and bifurcated conversion feature , presented at fair value	431	1,215
Accrued severance pay	3,367	1,966

Total long-term liabilities	5,967	4,842

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 130,000,000 shares at September 30, 2011 and December 31, 2010. Issued and outstanding: 38,108,439 shares at September 30, 2011 and 32,269,695 at December 31, 2010	1,098	939
Additional paid-in capital	106,121	102,459
Accumulated other comprehensive loss	(563)	(640)
Accumulated deficit	(102,460)	(102,025)

Total shareholders' equity	4,196	733

Total liabilities and shareholders' equity	$26,740	$10,705

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	9 months ended		3 months ended
	September 30,		September 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Software licenses	$4,959	$3,403	$1,754	$863
Maintenance and services	4,499	4,093	1,697	1,332

	9,458	7,496	3,451	2,195
Operating expenses:

Cost of revenues	966	1,543	353	511
Research and development, net	2,741	1,682	1,161	534
Selling and marketing	3,576	2,855	1,338	816
General and administrative	2,112	1,332	1,006	466

Total operating expenses	9,395	7,412	3,858	2,328

Operating Income	63	85	(407)	(133)

Financial expenses, net	376	394	329	35
Other expenses (income)	-	(2)	-	(2)
Income / (loss) before income taxes	(313)	(307)	(736)	(165)

Taxes on income	122	57	56	23

Net Income/ (loss)	$(435)	$(364)	$(792)	$(188)

Basic net Income/(loss) per share	$(0.01)	$(0.01)	$(0.02)	$(0.01)
Weighted average number of shares used in computing basic and diluted net Income/(loss) per share	33,704	31,897	34,312	32,185

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	9 months ended	9 months ended
	September 30,	September 30,
	2011	2010
	Unaudited	Unaudited

Cash from operating activities:
Net Income /( loss)	$(435)	$(364)
Adjustments required to reconcile net income ( loss) to net cash provided by operating activities:
Depreciation	80	76
Stock based compensation	221	169
Amortization of intangible assets	328	910
Amortization of deferred interest	8	-
Increase (decrease) in accrued severance pay, net	(4)	116
Decrease (increase) in trade receivables	352	(283)

Decrease ( increase) in other accounts receivable and prepaid expenses	71	(23)
Decrease (increase) in long-term prepaid expenses	(11)	24
Increase (decrease) in trade payables	7	30
Increase (decrease) in deferred revenues	2,827	(6)
Increase (decrease) in employees and payroll accruals	178	(191)
Increase (decrease) in accrued expenses and other liabilities	1,217	(232)
Changes in fair value of warrants and bifurcated embedded conversion feature	76	92
Net cash provided by operating activities	4,915	318

Cash flows from investing activities:
Purchase of property and equipment	(117)	(51)
Capitalization of software development costs	-	(110)
Increase of restricted cash	(192)	(5)

Cash paid in connection with the acquisition, net of acquired cash	1,499	-

Net cash provided by investing activities	1,190	(166)

Cash flows from financing activities:
Receipt of short term bridge loan to finance the acquisition	3,000	-
Repayment of bridge loan	(3,000)	-
Proceeds from exercise of stock options and warrants	240	73
Receipt of long term loan	57	25
Repayment of long-term debt	(785)	(667)
Repayment of convertible debt	(184)	-

Net cash provided by (used in) financing activities	(672)	(569)

Foreign currency translation adjustments on cash and cash equivalents	34	3

Increase (decrease) in cash and cash equivalents	5,467	(414)
Cash and cash equivalents at the beginning of the period	872	1,428

Cash and cash equivalents at the end of the period	$6,339	$1,014

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$63	$392

Non cash activity
Shares issued as part of acquisition	$2,500	-

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Accumulated Other comprehensive	Accumulated	Total comprehensive	Total shareholders'
	Shares	Amount	Capital	loss	deficit	loss	equity
Balance as of December 31, 2010	32,269,695	$939	$102,459	$(640)	$(102,025)	$(1,692)	733

Reclassification of warrants from liability to equity	-	-	860	-	-		860
Exercise of options and warrants	1,806,486	50	190	-	-		240
Stock-based compensation	-		221	-	-		221
Foreign currency translation adjustments	-	-		77	-	77	77
Consideration to Repliweb's shareholders	4,032,258	109	2,391				2,500
Net Loss	-	-	-		(435)	(435)	(435)
Total comprehensive loss						$(2,050)

Balance as of September 30, 2011 (Unaudited)	38,108,439	$1,098	$106,121	$(563)	$(102,460)		$4,196

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

	9 months ended		3 months ended
	September 30,		September 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating Income (loss)	$63	85	$(407)	(133)
Stock based compensation (1)	221	170	76	56
Amortization and Capitalization of Software Development Costs (2)	278	800	87	308
Acquisition-related expenses, amortization and adjsutments (3)	864	-	864	-
Non-GAAP operating Income	$1,426	1,055	$620	231

GAAP net Income (loss)	(435)	(364)	(792)	(188)
Stock based compensation (1)	221	170	76	56
Amortization and Capitalization of Software Development Costs (2)	278	800	87	308
Acquisition-related expenses, amortization and adjsutments (3)	864	-	864	-
Financial expenses (4)	(224)	92	(87)	(62)
Acquisition-related financial expenses (5)	308	-	308	-
Non-GAAP net Income (Loss)	$1,012	698	$456	114

GAAP diluted net Income (loss) per share	(0.01)	(0.01)	(0.02)	(0.01)
Operating expenses Gaap	0.04	0.03	0.03	0.01
Financial expenses	(0.01)	0.00	(0.00)	(0.00)
	$0.02	0.02	$0.00	0.00
(1) Stock-based compensation expenses under ASC 718 included in:
Research and development	72	39	29	14
Selling and marketing	70	62	26	19
General and administrative	79	69	21	23
	$221	170	$76	56
(2) Amortization of Software Development Costs net of capitalization:
Amortization and Capitalization of Software Development Costs resulting under ASC 985-20	278	800	87	308
	$278	800	$87	308
(3) Acquisition-related expenses, amortization and adjustments:
Valuation adjustment on acquired deferred services revenue	7	-	7	-
Cost of Sales - Amortization of Technology	22	-	22	-
Research and development - Carve-out to RepliWeb employees	212	-	212	-
Selling and marketing - Carve-out to RepliWeb employees	87	-	87	-
Selling and marketing - Amortization of Customers relationship	28	-	28	-
General and administrative - Carve-out to RepliWeb employees	87	-	87	-
General and administrative- Acquisition expenses	421	-	421	-
	$864	-	$864	-

(4) Financial expenses:
Revaluation of warrants and conversion feature of long term convertible debt	(224)	92	(87)	(62)
	$(224)	92	$(87)	(62)

(5) Acquisition-related financial expenses:
Fair value of carve out feature related to warrants	300	-	300	-
Accretion related to earn-out obligation	8	-	8	-
	$308	-	$308	-
Total Acquisition-Related Expenses:
Acquisition-related expenses, amortization and adjustments - Note 3	864	-	864	-
Acquisition-related financial expenses - Note 5	308	-	$308	-
	$1,172	-	$1,172	-